SECURIT[...]N

06005138

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUEFIN RESEARCH PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 BOSTON PLACE, 38TH FLOOR
(No. and Street)

BOSTON (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN KRITZER (617) 737-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAR 01 2006
185
WASH. D.C.
PROCESSING SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN KRITZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUEFIN RESEARCH PARTNERS, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PHILIP M. GIORDANO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 13, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUEFIN RESEARCH PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

Brace & Sussman, PLLC
Certified Public Accountants
12 Parmenter Road
Londonderry, NH 03053

Independent Auditor's Report

To the Board of Directors of
BlueFin Research Partners, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of BlueFin Research Partners, Inc., (the Company) as of December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlueFin Research Partners, Inc., as of December 31, 2005, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2006

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 3,124,009
Receivable from broker-dealers	1,520,871
Security deposits	231,783
Deposits with clearing organizations	251,868
Marketable securities	261,110
Other Assets	197,492
Furniture,equipment and software, at cost, less accumulated depreciation of $185,198	195,675
Leasehold improvements, less accumulated amortization of $154,609	527,836
Total Assets	$ 6,310,644

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Securities sold short not yet purchased	$ 310,395
Deferred rent	451,733
Accounts payable, accrued expenses, and other liabilities	385,002
Total liabilities	$ 1,147,130
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value, 1,040,000 shares authorized, 520,078 issued and outstanding	$ 5,201
Additional paid in capital	1,154,973
Retained earnings	4,375,511
Treasury stock, 34,750 shares at cost	(372,172)
Total shareholders' equity	5,163,513
Total liabilites and shareholders' equity	$ 6,310,643

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	6,265,209
Gain or loss on firm securities trading accounts	173,894
Interest and dividends	40,621
	6,479,724
Total revenue	
Expenses:	
Employee compensation and benefits	4,178,176
Commissions, floor brokerage, and exchange fees	897,556
Communications, occupancy, and equipment rental	483,023
Other operating expenses	653,702
Total expenses	6,212,457
Taxes on income	6,470
Net income (loss)	$ 260,797

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total
Balance at January 1, 2005	$ 5,201	$ 1,154,973	$ -	$ 4,280,372	$ 5,440,546
Purchase of treasury stock	-	-	(372,172)		(372,172)
Distributions				(165,658)	(165,658)
Net income				260,797	260,797
Balance at December 31, 2005	$ 5,201	$ 1,154,973	$ (372,172)	$ 4,375,511	$ 5,163,513

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income (loss)	$ 260,797
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	66,058
Amortization	103,170
Deferred rent expense	(90,347)
Increase in due from broker-dealers	(426,884)
Increase in marketable securities	(157,310)
Increase in security deposit	(4,540)
Increase in other assets	(38,820)
Increase in securities sold short not yet purchased	116,760
Increase in accounts payable, accrued expenses, and other liabilities	343,747
Total adjustments	(88,166)
Net cash provided by operating activities	172,631
Cash flows from investing activities:	
Leasehold improvements	(17,723)
Purchase of furniture, equipment and software	(65,170)
Cash flows used from investing activities:	(82,893)
Cash flows from financing activities	
Purchase of treasury stock	(372,172)
Distributions to shareholders	(165,658)
Cash flows used from financing activities	(537,830)
Net decrease in cash	(448,092)
Cash at beginning of the year	3,572,101
Cash at end of the year	$ 3,124,009
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ 6,470

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on October 31, 2001, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2005 was $66,058.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Rent

The Company received a construction allowance of $591,360 in 2004, which has been recorded as deferred rent and which is being amortized on a straight-line basis over the term of the lease. Amortization expense for 2005 was $103,170.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level. The Company is subject to a state excise tax of which Company paid $6,470 in 2005.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $4,363,778 at December 31, 2005, which exceeded required net capital of $100,000 by $4,263,778. The Ratio of aggregate indebtedness to net capital at December 31, 2005, was 19.17%.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $3,024,009 at December 31, 2005.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next five years are as follows:

2006	$ 219,624
2007	224,053
2008	228,493
2009	232,933
	$ 905,103

Rent expense for the office space for the fiscal year 2005 was $236,829.

BLUEFIN RESEARCH PARTNERS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2005

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ 836,735
TOTAL AGGREGATE INDEBTEDNESS	$ 836,735
NET CAPITAL:	
Common stock	$ 5,201
Additional paid in capital	1,154,973
Retained earnings	4,375,511
Treasury stock	(372,172)
	5,163,513
ADJUSTMENTS TO NET CAPITAL:	
Security deposit	(231,783)
Other assets	(197,492)
Leasehold improvements	(527,836)
Furniture & equipment	(195,675)
Deferred rent	451,733
Haircuts	(98,682)
Net capital, as defined	$ 4,363,778
MINIMUM NET CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 4,263,778
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	19.17%

BLUEFIN RESEARCH PARTNERS, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X-17A-5) AT DECEMBER 31, 2005

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/05	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/05
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 5,277,128	$ (113,615)	$ 5,163,513
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	743,333	(42,280)	701,053
Haircuts on securities	79,123	19,559	98,682
Total deductions	822,456	(22,721)	799,735
Net capital	$ 4,454,672	$ (90,894)	$ 4,363,778

SCHEDULE II

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 Of THE SECURITIES EXCHANGE ACT Of 1934

DECEMBER 31, 2005

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Brace & Sussman, PLLC
Certified Public Accountants
12 Parmenter Road
Londonderry, NH 03053

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
BlueFin Research Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BlueFin Research Partners, Inc., (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of BlueFin Research Partners, Inc. for the year ended December 31, 2005 and this report does not affect our report thereon dated February 24, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2006